                        IN THE UNITED STATES DISTRICT COURT
                         FOR THE MIDDLE DISTRICT OF FLORIDA
                                   TAMPA DIVISION

NUMED HOME HEALTH CARE, INC.  )
                              )    CASE NO. 98-2354-CIV-T-17F
          PLAINTIFF,          )
                              )
     V.                       )
                              )
TURKEY VULTURE FUND XIII, LTD.)
                              )
          DEFENDANT           )
                              )
                              )    TURKEY VULTURE FUND XIII,
     V.                       )    LTD.'S VERIFIED AMENDED
                              )    ANSWER AND COUNTERCLAIM
JUGAL K. TANEJA,              )    FOR PRELIMINARY AND
5770 ROOSEVELT BOULEVARD      )    PERMANENT INJUNCTION
SUITE 700                     )
CLEARWATER, FLORIDA 34620     )
                              )
     AND                      )
                              )
SUSAN J. CARMICHAEL           )
5770 ROOSEVELT BOULEVARD      )
SUITE 700                     )
CLEARWATER, FLORIDA 34620     )
                              )
     AND                      )
                              )
ROBERT P. OTTMAN              )
1926 PEACH STREET             )
ERIE, PENNSYLVANIA 16502      )
                              )
     AND                      )
                              )
THOMAS V. CHEMA               )
1100 HUNTINGTON BUILDING      )
925 EUCLID AVENUE             )
CLEVELAND, OHIO 44115         )
                              )
     COUNTERCLAIM DEFENDANTS. )

          Defendant Turkey Vulture Fund XIII, Ltd. answers the Plaintiff's Complaint as follows:

     1.   Defendant admits the allegations in paragraph 1 of the Complaint.

     2.   Defendant admits the allegations in paragraph 2 of the Complaint.

     3. Defendant denies that this Court has jurisdiction under the authority of 28 U.S.C. Section 2201 and denies that venue is proper in this District pursuant to 28 U.S.C. Section 1391(b) or any other provision of law. Defendant admits the remaining allegations of paragraph 3 of the Complaint.

     4.   Defendant admits the allegations in paragraph 4 of the Complaint.

     5.   Defendant admits the allegations in paragraph 5 of the Complaint.

     6.   Defendant admits the allegations in paragraph 6 of the Complaint.

     7. Defendant admits the allegations in paragraph 7 of the Complaint but further alleges that the proxy statement was submitted by the Committee for a New NuMed, and not by Richard M. Osborne.

     8. Defendant denies that there are any existing violations of Section 13(d) of the Securities Exchange Act of 1934 as of the date of this Answer and therefore denies that Plaintiff can suffer any harm from such violations.

     9.   Defendant admits the allegations in paragraph 9 of the Complaint.

     10.  Defendant admits the allegations in paragraph 10 of the Complaint.


     11. Defendant denies the allegations in the first and last sentences of paragraph 11 of the Complaint, and states that on November 12, 1998, the Committee for a New NuMed filed with the Securities and Exchange Commission a proxy statement disclosing, among other things, Turkey Vulture's acquisition of additional shares in NuMed Home Health Care, Inc., and the Committee's intention to solicit proxies for a stockholders' meeting in order to elect a new slate of directors and to effect a change in the Corporation's By-Laws which would eliminate its classified Board of Directors. Defendant further states that on November 24, 1998, it filed Amendment No. 3 to its
Schedule 13D containing disclosures identical to the proxy statement. Amendment No. 3 to Schedule 13D is attached to this Answer and Counterclaim as Exhibit A. Defendant admits the remaining allegations in paragraph 11 of the Complaint.

     12. Defendant denies the allegations in paragraph 12 of the Complaint and further states that it has cured any alleged violation of Section 13(d) by filing Amendment Nos. 3 and 4 to its Schedule 13D on November 24 and 25, 1998, respectively. Amendment No. 4 to the Schedule 13D is attached to this Answer and Counterclaim as Exhibit B.

     13. Defendant denies the allegations in paragraph 13 of the Complaint and states that Plaintiff is entitled to no relief whatsoever - legal or equitable -in light of the November 12, 1998 proxy statement, Defendant's filing of Amendment Nos. 3 and 4 to its Schedule 13D on November 24 and 25, 1998, respectively, and in light of Plaintiff's own rescheduling of the stockholders' meeting from December 28, 1998 to January 28, 1999.

     14. Defendant denies the allegations in paragraph 14 of the Complaint and states that Plaintiff is entitled to no relief whatsoever - legal or equitable -in light of the November 12, 1998 proxy statement, Defendant's filing of Amendment Nos. 3 and 4 to its Schedule 13D on November 24 and 25, 1998, respectively, and in light of Plaintiff's own rescheduling of the stockholders' meeting from December 28, 1998 to January 28, 1999.

     15.  Defendant denies the allegations in paragraph 15 of the Complaint.

     16. Defendant lacks knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 16 of the Complaint.

     17. Defendant denies any remaining allegations in the Complaint not otherwise specifically admitted in this Answer.

                                       DEFENSES

     18.  The Complaint fails to state a claim on which relief can be granted.

     19. The Plaintiff's claims are moot by reason of the November 12, 1998 proxy statement, Defendant's filing Amendment Nos. 3 and 4 to its Schedule 13D on November 24 and 25, 1998, respectively, and by reason of Plaintiff's rescheduling the stockholders' meeting from December 28, 1998 to January 28, 1999.

     20. The Court lacks jurisdiction over the subject matter of Plaintiff's claims.

     21.  Venue is improper in this District.

     WHEREFORE, Defendant prays that the Complaint be dismissed, with prejudice, at Plaintiff's cost, and for any other relief, legal or equitable, to which it may be entitled.


                                    COUNTERCLAIM

     For its Counterclaim against Plaintiff NuMed Home Health Care, Inc. ("NuMed" or the "Company") and additional Counterclaim Defendants Jugal K. Taneja, Susan J. Carmichael, Robert P. Ottman and Thomas V. Chema, Turkey Vulture Fund XIII, Ltd. ("Turkey Vulture") states as follows:

                                   NATURE OF CLAIM

     1. Turkey Vulture, a stockholder in NuMed Home Health Care, Inc., seeks immediate injunctive relief to preserve the integrity of the proxy solicitation and voting at the annual meeting of NuMed stockholders scheduled for January 28, 1999. This relief is necessitated by an illegal transaction between NuMed and Taneja, its former Chairman and Chief Executive Officer, which was hidden from stockholders until December 4, 1998.

     2. As his reward for shepherding NuMed to the brink of financial ruin over the past three years, the NuMed Board granted Taneja an extraordinary and excessive severance package worth in excess of $600,000. This "golden parachute" included 744,680 shares of newly issued stock, representing a 15% equity interest in the Company, which Taneja will be eligible to vote at the January 28, 1999 meeting of NuMed stockholders. Taneja paid nothing for the shares.

     3. On information and belief, the issuance of this stock to Taneja is a prohibited transaction under Nevada law. In addition, it dilutes the ownership interests of Turkey Vulture and all other common stockholders except Taneja, whose stake in the Company would soar to 27.9% of the shares outstanding. Since the transaction occurred during the process of proxy solicitation in advance of the January 28, 1999 stockholders' meeting, it represents a material fact which both Taneja and NuMed were obliged by law to disclose to the investing public.

     4. Turkey Vulture seeks injunctive relief which would preserve the integrity of the proxy solicitation and voting at the upcoming annual meeting by prohibiting Taneja from voting the newly issued shares at the meeting and otherwise preserving the status quo from these and other "scorched earth" tactics the Board may employ in attempting to preserve its incumbency.

                                 PARTIES AND PLAYERS

     5. Turkey Vulture is an Ohio limited liability company with its principal place of business in Mentor, Ohio. Turkey Vulture's business is to acquire, hold, sell or otherwise invest in all types of securities and other investment instruments. Turkey Vulture owns 563,500 shares of NuMed stock, comprising approximately 11% of the outstanding voting stock of the Company prior to being diluted by the illegal issuance of stock to Taneja.

     6. NuMed is a Nevada corporation with its principal place of business in Pinellas County, Florida. NuMed is a publicly-traded company engaged in the business of providing home health care and rehabilitation services.

     7. Third-Party Defendant Jugal K. Taneja is a director of NuMed and, until November 23, 1998, served as its Chairman of the Board and Chief Executive Officer. Taneja is NuMed's largest stockholder, owning or controlling in excess of 20.2% of the common stock prior to the illegal transaction challenged by Turkey Vulture in this lawsuit.

     8. Counterclaim Defendants Susan J. Carmichael, Robert P. Ottman and Thomas V. Chema are the other members of NuMed's Board. These parties are joined in this action under the authority of Fed. R. Civ. P. 13(h) and 20(a) because the claims against them arise out of the same series of transactions or occurrences as Defendant's counterclaims against Plaintiff NuMed.

     9. Richard M. Osborne is the sole Manager of Turkey Vulture. He is also a member of the Committee for a New NuMed (the "Committee"), a group of concerned individuals formed to solicit proxies to be voted in favor of a new Board of Directors at the stockholders' meeting originally scheduled for December 28, 1998. The Committee believes that a new board of experienced business people is required in order to reverse a situation where NuMed's stock has precipitously declined while management has enriched itself and consistently rejected Turkey Vulture's requests for an annual meeting.

                                   NUMED'S DECLINE

     10. Prior to November 13, 1998, NuMed stock was traded on the Nasdaq SmallCap Market. Under Taneja's stewardship, NuMed's stock plunged from a high of $6 per share in May, 1994 to less than $0.44 per share on November 11, 1998 -- a decrease of over 90%.

     11. On November 13, 1998, the Nasdaq Stock Market, Inc. delisted NuMed because the Company no longer met the Market's requirements regarding minimum net tangible assets and income, minimum market value of the public float, and minimum bid price for the shares. The delisting has further eroded the trading market, liquidity and price of NuMed's stock.

     12. The decline in value of NuMed's stock accurately reflects the waning of the Company's balance sheet. From April 1, 1995 through September 30, 1998, the Company reported net losses totaling about $4 million. The Company's net worth has declined from over $10 million on March 31, 1996 to less than $6 million on September 30, 1998.

     13. While NuMed's stock plummeted and its finances deteriorated, the Company paid Taneja, then Chairman of the Board and Chief Executive Officer, a lucrative compensation package totaling $722,344 over three years, and granted him the right to purchase 920,000 shares of NuMed stock.

     14. NuMed lined the pockets of Taneja's "corporate family" as well. Over the past six years, the Company has paid two companies owned or controlled by him approximately $2 million: Bancapital Corporation, owned and controlled by Taneja, and A.T. Brod & Co., a securities brokerage firm which is a wholly-owned subsidiary of Bancapital Financial Corporation, of which Taneja is a majority stockholder and Chief Executive Officer.

     15. On March 28, 1995, A.T. Brod, which had made a market for NuMed stock, was shut down by the new York Stock Exchange for violating rules of that organization as well as those of the Securities and Exchange Commission. The demise of A.T. Brod led to a lack of investor support for NuMed stock which continues to this day.

     16. Management's recent attempts to cure the ailing NuMed have only made matters worse. During 1998, NuMed announced two merger agreements which would have led to a change of control of the Company. Both were abandoned. In its most recent annual report, the Company admitted that its profitability was impaired by, among other things, "EXCESSIVE legal and other costs relating primarily from failed acquisitions." (emphasis added)

                           TURKEY VULTURE PRESCRIBES A CURE

     17. Since first acquiring an equity stake in NuMed, Turkey Vulture, through Richard Osborne, has repeatedly sought to utilize the corporate machinery to reverse NuMed's decline. Taneja and the Board, for their part, have consistently frustrated these efforts.

     18. Contrary to its own By-Laws and Nevada law, the Company has not held an annual meeting since March 29, 1996, and stockholders have since been deprived of their annual right to elect directors. In April, 1997, Turkey Vulture requested to inspect the Company's list of stockholders as it is entitled to do under

Nevada law in order to communicate with other stockholders about NuMed's ill fortunes.

     19. When the Company failed to respond, Turkey Vulture renewed its request in September, 1997, and in addition, requested that the Board of Directors schedule a long-overdue annual meeting of stockholders. After the Board once again ignored Turkey Vulture's request, Turkey Vulture repeated its demand for a stockholders' meeting in October, 1997.

     20. The Company persisted in avoiding Turkey Vulture's call for a meeting, and as a result, in November, 1997, Turkey Vulture filed a lawsuit in Nevada seeking to compel NuMed to provide it with a stockholder list and to schedule an annual meeting. For the next ELEVEN MONTHS, Osborne, on behalf of Turkey Vulture, pressed NuMed management to negotiate a settlement of the lawsuit and to schedule an annual meeting. NuMed's only response was to request millions of dollars in capital from Turkey Vulture and no settlement was reached.

     21. On October 8, 1998, Turkey Vulture yet again renewed its demand that the Board schedule an annual meeting, and on October 19, 1998, renewed its demand for a stockholders list. Copies of these demands are attached to this Answer and Counterclaim as Exhibit C.

     22. After delaying for over FOURTEEN MONTHS, NuMed management finally capitulated and on November 2, 1998, the Company announced that it would hold an annual meeting of stockholders on December 28, 1998. The Company has since postponed the stockholders' meeting until January 28, 1999. However, the Company has not responded to the demand for a stockholders list.

                  MANAGEMENT'S RESPONSE: ENTRENCHMENT AND AVOIDANCE

     23. In the past, NuMed's managers have not hesitated to follow a course calculated to entrench themselves and insulate themselves from the stockholders' prerogative to elect new directors. The incumbent Board's contempt for the will of the stockholders is best expressed by their persistent refusal to hold an annual meeting for over two years, as required by the By-laws and by Nevada law, despite repeated demands.

     24. The Board has also resorted to various corporate machinations to ensure their incumbency. In January, 1996, shortly before the last scheduled stockholders' meeting, NuMed's Board of Directors adopted an amendment to the Company's By-laws which called for a classified, or staggered, Board of Directors. The classified Board would be comprised of three groups of two or three directors, and the stockholders would only vote for one group per year. This amendment passed without shareholder approval.

     25. Management expressly recognized that the classified board was a useful tool for evading accountability to stockholders. As the Company conceded in its 1996 proxy materials, the classified board

          ... could have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, EVEN THOUGH SUCH A TRANSACTION COULD BE

          BENEFICIAL TO THE COMPANY AND ITS STOCKHOLDERS.

(emphasis added)

     26. Turkey Vulture's fear that Taneja and NuMed's Board would engage in similar entrenchment machinations in advance of the next stockholders meeting has been realized in shocking fashion.

                                  DESPERATE MEASURES

     27. On November 12, 1998, in anticipation of the stockholders' meeting, The Committee for a New NuMed filed with the Securities and Exchange Commission a preliminary proxy statement indicating its intention to seek election of a new Board of Directors who will replace Taneja as Chief Executive Officer and "implement new policies and programs designed to improve the Company's poor operating record and financial condition."

     28. On November 23, 1998, NuMed announced that it had reached an "agreement" whereby Mr. Taneja would step down as Chairman of the Board and Chief Executive Officer and Susan J. Carmichael, President of the Company, would don the mantle of Chief Executive. Mr. Taneja would retain, however, his seat on the Board. In its public announcement, NuMed failed disclose any of the details of its agreement with Mr. Taneja. At the same time, the Company announced it had postponed the annual meeting for 31 days, until January 28, 1999.

     29. On December 4, 1998, the Company filed documents with the SEC revealing that on November 23, 1998 -- at a time when the Company's financial condition has never been worse and Taneja and the Board faced the threat of removal at a long-overdue stockholders' meeting -- NuMed's Board of Directors entered into a Termination, Noncompetition and Mutual Release Agreement with Taneja, guaranteeing him payments totaling $250,000 in cash, issuing him 744,680 shares of stock for which the Company received no cash payment, and extending the term of all his former stock options and warrants for three years, to November 23, 2001. A copy of this Agreement is attached to this Answer and Counterclaim as Exhibit D.

                                EXCESSIVE COMPENSATION

     30. The total value of Taneja's severance package is in excess of $600,000, and is at least three times what he was entitled to receive as severance payments under his September 1, 1995 Employment Agreement. There is no valid business reason for this wasteful transaction, which was entered into solely to secure Taneja's seat on the Board and to foil the stockholders' right to choose a Board.

     31. Under the terms of his prior employment agreement, if Taneja's employment was terminated during the "first one-year renewal or option period following the initial 3 year term," Taneja would be entitled to severance pay "equal to his ... annual base salary." On information and belief, Taneja's base salary is approximately $180,000.

                                 ILLEGAL TRANSACTION

     32. On information and belief, the issuance of 744,680 shares of stock under these circumstances is a prohibited transaction under Nevada law. As a beneficial owner of more than 10% of the voting shares of NuMed, Nevada law classifies Taneja as an "interested stockholder." N.R.S. Section 78.423.

     33. His outright receipt of stock having an aggregate value in excess of 5% of the aggregate value of all outstanding shares constitutes a "combination" under N.R.S. Section 78.416. Nevada prohibits a "combination" with an "interested stockholder" except when authorized by the corporation's articles or under certain circumstances when all other shareholders receive similar or proportionate consideration. SEE N.R.S. Sections 78.439 to 78.444. NuMed's articles do not authorize the corporation to engage in "combinations" with "interested stockholders," and no consideration of any kind was granted to other stockholders as a part of Taneja's "golden parachute."

                          FAILURE TO DISCLOSE MATERIAL FACTS

     34. On November 23, 1998, the date of Taneja's extraordinary severance agreement, NuMed issued a press release, a copy of which is attached to this Answer and Counterclaim as Exhibit E. Although it announces the new date of the stockholders' meeting and the new record date, the release is silent on the cash award and the issuance of 744,680 shares of stock to Taneja, and fails to disclose that the shares of other stockholders, and those who made purchases in advance of the new record date, would be diluted as of the January 28, 1999 annual meeting. Turkey Vulture lacked this material information when it purchased 55,000 additional shares of NuMed stock on December 2, 1998.

     35. For his part, Taneja failed to disclose his acquisition of an additional 15% interest in NuMed in a Schedule 13D filing with the SEC until December 7, 1998.

                THE COMMITTEE HAD ALREADY PREPARED ITS PROXY STATEMENT

     36. On the morning of December 4, 1998, the SEC informed the Committee for a New NuMed that it had no further comments to the proxy solicitation. Later that day, NuMed disclosed for the first time the terms of Taneja's severance agreement. Turkey Vulture, on behalf of the Committee, spent considerable funds and has suffered significant prejudice by mailing a proxy without the benefit of material information relating to an illegal agreement reached between NuMed and Taneja on November 23, 1998.

     37. Given NuMed's practice of concealing material facts from stockholders, Turkey Vulture has no confidence that the Board will not continue to take further unauthorized, wasteful or illegal steps to ensure their re-election. Turkey Vulture's proxy solicitation has already been rendered less effective because of NuMed's actions, and injunctive relief is absolutely necessary to preserve the integrity of the proxy solicitation process and the vote at the annual meeting.

                                      COUNT ONE

     38. The allegations of the foregoing paragraphs 1 through 37 are realleged and incorporated herein by reference.

     39.  On information and belief, NuMed has violated Nevada law, N.R.S.

Sections 78.439 - 78.444, and entered into an unauthorized transaction by issuing Taneja 744,680 shares of NuMed stock.

     40. Turkey Vulture, and all other stockholders, will suffer irreparable harm if Taneja is permitted to vote those illegally issued shares at the upcoming annual stockholders' meeting.

     41. Turkey Vulture is entitled to a preliminary and permanent injunction which would preclude Taneja from voting those shares at the stockholders' meeting.

                                      COUNT TWO

     42. The allegations of the foregoing paragraphs 1 through 41 are realleged and incorporated herein by reference.

     43. Turkey Vulture will suffer irreparable harm if the Board of Directors is permitted to institute further changes to NuMed's corporate structure, or to implement those severance agreements, golden parachutes and By-Law changes it has or may have already approved in advance of the upcoming annual meeting and the seating of a new Board.

     44. The harm suffered by Turkey Vulture far outweighs the harm to NuMed if such an injunction maintaining the status quo is not granted.

     45. Turkey Vulture is entitled to an injunction to maintain the status quo against any transactions outside the ordinary course of NuMed's business pending the election and seating of the new directors.

                                     COUNT THREE

     46. The allegations of the foregoing paragraphs 1 through 45 are realleged and incorporated herein by reference.

     47. NeMed's By-Laws at Article III, Section 1 require that the Company hold annual meeting of stockholders in July of each year.

     48. NuMed is in violation of its By-Laws and N.R.S. Section 78.330 by failing to hold a stockholders' meeting for the election of directors since March 29, 1996.

     49. NuMed has changed both the date of the stockholders' meeting and the record date after Turkey Vulture, through the Committee for a New NuMed, submitted its proxy statement to the SEC. The Committee has since mailed its proxy solicitation to stockholders.

     50. As a matter of law, Turkey Vulture will suffer irreparable harm if the annual meeting is further delayed or advanced from January 28, 1999 or if the December 22, 1998 record date is otherwise changed. Accordingly, NuMed should be enjoined from any further delays in the stockholders' meeting.


                                      COUNT FOUR

     51. The allegations of the foregoing paragraphs 1 through 50 are realleged and incorporated herein by reference.

     52. On October 19, 1998, Turkey Vulture submitted a written demand for a stockholders list in accordance with the procedure set forth in N.R.S.
Section 78.105. SEE Exhibit C.

     53.  NuMed has failed to respond to this demand as required by law.

     54. In order to ensure the integrity of the vote and proxy solicitation process, NuMed should be ordered to provide Turkey Vulture with an updated stockholders' ledger as of the new record date, which is December 22, 1998.

     WHEREFORE, Defendant Turkey Vulture Fund XIII, Ltd. requests that the Court enter an Order:

     i) preliminarily and permanently enjoining Taneja from voting any of the 744,680 shares issued to him as part of his November 23, 1998 Termination, Noncompetition and Mutual Release Agreement, or enjoying any other legal or equitable rights associated with ownership of such shares;

     ii) preliminarily and permanently enjoining NuMed and those acting in concert with it, including its Directors and officers, from (a) taking or authorizing further action outside the ordinary course of business; and (b) taking any action to effectuate any decisions made by the Board or any committee of the Board since October 1, 1998 that have the purpose or effect of bestowing any benefits upon any NuMed Director, officer or employee, pending the completion of the annual meeting and the seating of new Directors following that meeting;

     iii) preliminarily and permanently enjoining NuMed and its Directors from postponing or advancing the January 28, 1999 stockholders' meeting or from postponing or advancing the December 22, 1998 record date for that meeting;

     iv) requiring NuMed to provide Turkey Vulture an updated stockholders' ledger as of the December 22, 1998 record date for the January 28, 1999 annual meeting;

     v) granting any further relief, legal or equitable, to which Turkey Vulture may be entitled.


                         Respectfully submitted,

                         /s/ Ernest J. Marquart
                         ------------------------------------
                         C. Philip Campbell, Jr. (Fla. Bar No. 160973) Ernest J. Marquart (Fla. Bar No. 905860)
                         SHUMAKER, LOOP & KENDRICK, LLP
                         Suite 2800
                         101 East Kennedy Boulevard
                         Tampa, Florida 33602
                         (813) 229-7600
                         (813) 229-1660 (Fax)

                         Joshua R. Cohen (Ohio St. Bar Reg.      32368)
                         James B. Rosenthal (Ohio St. Bar Reg. 62872)
                         KOHRMAN JACKSON & KRANTZ P.L.L.
                         1375 East Ninth Street
                         20th Floor
                         Cleveland, Ohio 44114
                         (216) 696-8700
                         (216) 621-6536 (Fax)

                         Attorneys for Defendant Turkey Vulture
                           Fund XIII, Ltd.

                                     VERIFICATION

     I declare under penalty of perjury that the foregoing is true and correct.

Executed on: December 15, 1998


                         /s/ Richard M. Osborne
                         ------------------------------------
                         Richard M. Osborne, Manager
                         TURKEY VULTURE FUND XIII, LTD.

                                CERTIFICATE OF SERVICE

     I certify that a true copy of the foregoing was served this 16 day of December, 1998, by hand delivery, on the following:

          James M. Landis
          Richard Thomas Petitt
          Amee B. Flowers
          Foley & Lardner
          100 N. Tampa Street
          Suite 2700
          P.O. Box 3391
          Tampa, Florida 33601-3391

and will be served by hand delivery, via service of process, to Counterclaim Defendants.


                         /s/ Ernest J. Marquart
                         ------------------------------------
                         Ernest J. Marquart



                                     -21-